Exhibit 99.1

Perfect Corp. Reports Unaudited Financial Results for the Three Months Ended March 31, 2023

New York – April 25, 2023 – Perfect Corp. (NYSE: PERF) ("Perfect" or the "Company"), a global leader in providing augmented reality (“AR”) and artificial intelligence (“AI”) Software-as-a-Service (“SaaS”) solutions to beauty and fashion industries, today announced its unaudited financial results for the three months ended March 31, 2023.

Highlights for the Three Months Ended March 31, 2023

•	Total revenues grew to $12.1 million, up 9.7% quarter over quarter and up 0.9% year over year, primarily due to strong growth momentum in AR/AI cloud solutions and subscription revenues.

•	Gross profit was $9.6 million, compared to $10.4 million in the same period of 2022.

•	Net Income was $0.7 million, compared to a net loss of $0.5 million in the same period of 2022.

•	Adjusted net income (non-IFRS)[1] was $1.4 million, compared to adjusted net income (non-IFRS) of $1.2 million in the same period of 2022.

•	The Company had 158 Key Customers[2] as of March 31, 2023, compared with 152 Key Customers as of December 31, 2022.

•	As of March 31, 2023, our customer base included 525 brand clients, with over 590,000 digital stock keeping units (“SKUs”) for makeup, haircare, skincare, eyewear, and jewelry products, compared with 509 brand clients and over 550,000 digital SKUs as of December 31, 2022.

Ms. Alice H. Chang, the Founder, Chairwoman, and Chief Executive Officer of Perfect, commented, “We believe that our value proposition to beauty brands and customers remains intact. During the quarter, we offset the impact of the prolonged sales cycle by finetuning our strategies and expanding our sales pipeline, bringing in additional brand customers from a variety of regions. In addition, we shifted our focus to grow our online services as driven by stronger market demand. At the same time, our mobile beauty app business continues its strong growth momentum, stabilizing and balancing our revenue streams. Powered by our market leadership in AI/AR solutions, a solid customer base, renewed focus on online services, and an optimized cost structure, we remain committed to driving top-line growth while focusing on profitability. As we direct more resources to online business going forward, we encourage investors to closely follow the future growth trajectory of our AR/AI cloud solutions and subscription services.”

Mr. Pin-Jen (Louis) Chen, Executive Vice President and Chief Strategy Officer of Perfect, added, “Steady demand for our virtual product try-on solutions, healthy customer renewal rates, and robust growth in mobile beauty app subscriptions delivered solid results for the quarter. Facing an uncertain macro environment, we further optimized our costs and improved and evolved our new customer acquisition capabilities. With our strong cash position, stable customer base, and expansion into new categories and geographies, we are well positioned to capitalize on future growth opportunities. ”

1 Adjusted net income (loss) is a non-IFRS financial measure. See the “Use of Non-IFRS Financial Measures” section of this communication for the definition of such non-IFRS measure.

2 Key Customers refers to the Company’s brand customers who contributed revenue of more than $50,000 in the trailing 12 months ended on the measurement date.

Financial Results for the Three Months Ended March 31, 2023

Revenue

Total revenue was $12.1 million for the three months ended March 31, 2023, up by 9.7% quarter over quarter from $11.1 million at the end of 2022, and up by 0.9% from $12.0 million in the same period of 2022.

•	AR/AI cloud solutions and subscription revenue increased by 18.7% from $8.7 million in the same period of 2022 to $10.4 million, representing 85.4% of our total revenue in the first quarter of 2023, mainly due to stable demand for our online virtual product try-on solutions from brand customers and strong growth in our mobile beauty app subscriptions. Our mobile beauty app active subscribers grew by 53.3% year over year, reaching a historical high of over 694,000 active subscribers at the end of the first quarter of 2023. This increase demonstrates the robust growth momentum of our suite of mobile beauty apps.

•	Licensing revenue, which is mostly generated from our more traditional offline services, was $1.5 million, compared to $2.8 million in the same period of 2022, representing 12.3% of our total revenue and a change of 47.1%, primarily due to brand customers’ elevated interests in digital e-commerce rather than traditional physical store deployment, despite the pandemic coming to an end.

•	Advertisement revenue was $0.3 million, compared to $0.5 million in the same period of 2022, consistent with the Company’s strategy of reinforcing its market leadership in providing AR- and AI-SaaS solutions to customers and allocating less resources to advertisement services.

Gross Profit

Gross profit was $9.6 million for the three months ended March 31, 2023, representing a 78.8% gross margin, compared to $10.4 million, or an 86.2% gross margin, in the same period of 2022. This was due to a change in our cost of goods sold, which was driven by the growth in mobile beauty app subscriptions which resulted in higher platform fees paid to third-party digital distribution platforms (Apple and Google).

Total Operating Expenses

Total operating expenses decreased by 0.9% to $11.1 million for the three months ended March 31, 2023 from $11.2 million in the same period of 2022, demonstrating management’s successful efforts to control costs and enhance productivity.

•	Sales and marketing (“S&M”) expenses remained flat at $6.0 million, representing 49.6% of our total revenue, on par with the same ratio during the same period of last year. This shows effective cost control from management in this quarter.

•	Research and development (“R&D”) expenses decreased by 3.1% from $2.7 million in the same period of 2022 to $2.6 million, representing 21.6% of total revenue, compared to 22.5% in the same period of last year. The decrease was mainly because the majority of the Company’s R&D expenses incurred in Taiwan and were paid in New Taiwan Dollar while the Company generated the majority of revenue in US dollars, which has strengthened relative to the New Taiwan Dollar.

•	General and administrative (“G&A”) expenses decreased by 1.8% from $2.5 million to $2.4 million, or 19.9% of total revenue, compared to 20.4% in the same period of last year, showing that there were no significant changes during the quarter.

Net Income

Net income was $0.7 million for the three months ended March 31, 2023, compared to a net loss of $0.5 million during the same period of 2022, mainly driven by $2.2 million interest income during the quarter.

Adjusted Net Income (Non-IFRS)

Adjusted net income was $1.4 million for the three months ended March 31, 2023, compared to adjusted net income of $1.2 million in the same period of 2022.

Liquidity

As of March 31, 2023, the Company held $95.1 million in cash and cash equivalents (or $196.1 million when including 6-month and longer time deposits of $101.0 million, which are classified as current financial assets at amortized cost under IFRS), compared to $162.6 million as of December 31, 2022 (or $192.6 million when including time deposits).

Recent Developments

On March 20, 2023, the Company filed a Form 6-K with the SEC informing its investors that it does not maintain any accounts or hold any deposits or securities at Silicon Valley Bank (“SVB”) or Credit Suisse Group AG (“Credit Suisse”), and it does not otherwise have any material banking relationship, or a direct or indirect affiliation, with SVB, any other U.S. regional banks, or Credit Suisse.

Business Outlook

Looking further into 2023, the strong growth momentum in online AR/AI cloud solutions and subscriptions in the first quarter of 2023 aligns with management’s expectations and is a result of our strategies to prioritize AI innovations and online subscription solutions.

In addition, the robust growth trajectory of our mobile beauty apps reflects consumers’ subscription preference to unlock premium features and to add-on the new AIGC features. We will continue to invest in more premium value-add AI features in our family of mobile beauty apps to fuel the future growth of our online services.

As brands and retailers continue to undergo a digital transformation, AI and AR technology is a crucial component for bringing immersive and personalized shopping experiences across omni-channels. To conclude, with the above strong signs of growth in each respective area and a healthy market demand, the Company is confident to deliver strong growth in 2023.

Conference Call Information

The Company's management will hold an earnings conference call at 7 a.m. Eastern Time on April 26, 2023 (7 p.m. Taipei Time on April 26, 2023) to discuss the financial results. For participants who wish to join the call, please complete online registration using the link provided below in advance of the conference call. Upon registering, each participant will receive a participant dial-in number and a unique access PIN, which can be used to join the conference call.

Registration Link: https://registrations.events/direct/Q4E61159

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.perfectcorp.com.

About Perfect Corp.

Founded in 2015, Perfect is a global leader in providing AR and AI SaaS solutions to beauty and fashion industries. Utilizing facial 3D modeling, and AI deep learning technologies, Perfect empowers beauty brands with product try-on, facial diagnostics, and digital consultation solutions to provide consumers with an enjoyable, personalized, and convenient omnichannel shopping experience. Today, Perfect has the leading market share in helping the world’s top beauty brands execute digital transformation, improve customer engagement, increase purchase conversion, and drive sales growth while maintaining environmental sustainability and fulfilling social responsibilities. For more information, visit https://ir.perfectcorp.com/.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on beliefs and assumptions and on information currently available to Perfect. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. These statements are based on Perfect’s reasonable expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Perfect’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Perfect to predict these events or how they may affect Perfect. In addition, risks and uncertainties are described in Perfect’s filings with the Securities and Exchange Commission. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Perfect cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that Perfect presently does not know or that Perfect currently does not believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Perfect, its directors, officers or employees or any other person that Perfect will achieve its objectives and plans in any specified time frame, or at all. Except as required by applicable law, Perfect does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of Perfect as of any date subsequent to the date of this communication.

Use of Non-IFRS Financial Measures

This press release and accompanying tables contain certain non-IFRS financial measures, including adjusted net income, as supplemental metrics in reviewing and assessing Perfect’s operating performance and formulating its business plan. Perfect defined these non-IFRS financial measures as follows:

Adjusted net income (loss) is defined as net income (loss) excluding one-off transaction costs3, non-cash equity-based compensation, non-cash evaluation (gain)/loss of preferred shares, and foreign exchange (gain)/loss. For a reconciliation of adjusted net income (loss) to net income (loss), see the reconciliation table included elsewhere in this press release.

Non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. Non-IFRS financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of the non-IFRS financial measures. In addition, the non-IFRS financial measures Perfect uses may differ from the non-IFRS measures used by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-IFRS financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with IFRS. The items excluded from our adjusted net income are not driven by core results of operations and render comparison of IFRS financial measures with prior periods less meaningful. We believe adjusted net income provides useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, such non-IFRS measures are used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting.

3 The one-off transaction cost in the first quarter of 2022 and 2023 included professional services expenditures that the Company incurred in connection with the de-SPAC transaction.

PERFECT CORP. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2022 AND MARCH 31, 2023

(Expressed in thousands of United States dollars)

	December 31, 2022	March 31, 2023
Assets	Amount	Amount
Current assets
Cash and cash equivalents	$162,616	$95,117
Current financial assets at amortized cost	30,000	101,000
Current contract assets	3,660	2,135
Accounts receivables	7,756	9,383
Other receivables	314	384
Current income tax assets	77	97
Inventories	45	38
Other current assets	4,705	4,506
Total current assets	209,173	212,660
Non-current assets
Property, plant and equipment	289	385
Right-of-use assets	323	444
Intangible assets	119	134
Deferred income tax assets	244	242
Guarantee deposits paid	125	125
Total non-current assets	1,100	1,330
Total assets	$210,273	$213,990

PERFECT CORP. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS (continued)

DECEMBER 31, 2022 AND MARCH 31, 2023

(Expressed in thousands of United States dollars)

	December 31, 2022	March 31, 2023
Liabilities and Equity	Amount	Amount
Current liabilities
Current contract liabilities	$13,024	$17,192
Other payables	9,308	7,455
Other payables – related parties	63	87
Current tax liabilities	155	20
Current provisions	1,855	2,032
Current lease liabilities	251	252
Other current liabilities	261	172
Total current liabilities	24,917	27,210
Non-current liabilities
Non-current financial liabilities at fair value through profit or loss	3,207	3,155
Non-current lease liabilities	87	215
Net defined benefit liability, non-current	73	74
Guarantee deposits received	25	25
Total non-current liabilities	3,392	3,469
Total liabilities	28,309	30,679

Equity
Capital stock
Perfect Class A Ordinary Shares, $0.1 (in dollars) par value	10,147	10,147
Perfect Class B Ordinary Shares, $0.1 (in dollars) par value	1,679	1,679
Capital surplus
Capital surplus	556,429	557,079
Retained earnings
Accumulated deficit	(385,884)	(385,189)
Other equity interest
Other equity interest	(407)	(405)
Total equity	181,964	183,311
Total liabilities and equity	$210,273	$213,990

PERFECT CORP. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2023

(Expressed in thousands of United States dollars)

	Three months ended March 31
	2022	2023
Items	Amount	Amount
Revenue	$12,040	$12,145
Cost of sales and services	(1,668)	(2,569)
Gross profit	10,372	9,576
Operating expenses
Sales and marketing expenses	(6,006)	(6,027)
General and administrative expenses	(2,456)	(2,413)
Research and development expenses	(2,712)	(2,629)
Total operating expenses	(11,174)	(11,069)
Operating loss	(802)	(1,493)
Non-operating income and expenses
Interest income	37	2,198
Other income	10	2
Other gains and losses	427	15
Finance costs	(3)	(2)
Total non-operating income and expenses	471	2,213
Income (loss) before income tax	(331)	720
Income tax expense	(130)	(25)
Net income (loss)	$(461)	$695
Other comprehensive income (loss)
Components of other comprehensive income that will be reclassified to profit or loss
Exchange differences arising on translation of foreign operations	(410)	2
Other comprehensive income (loss), net	$(410)	$2
Total comprehensive income (loss)	$(871)	$697
Net income (loss), attributable to:
Shareholders of the parent	$(461)	$695
Total comprehensive income (loss) attributable to:
Shareholders of the parent	$(871)	$697
Earnings (loss) per share (in dollars)
Basic earnings (loss) per share of Class A and Class B Ordinary Shares	$(0.008)	$0.006
Diluted earnings (loss) per share of Class A and Class B Ordinary Shares	$(0.008)	$0.006

PERFECT CORP. AND SUBSIDIARIES

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL MEASURES – ADJUSTED NET INCOME (LOSS) CALCULATION

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2023

(Expressed in thousands of United States dollars)

	2022	2023
Items	Amount	Amount
Net Income (Loss)	$(461)	$695
One-off Transaction Costs	1,600	33
Non-Cash Equity-Based Compensation	454	650
Non-Cash Evaluation (Gain)/Loss of financial liabilities	0	(52)
Foreign Exchange (Gain)/Loss	(427)	36
Adjusted Net Income (Loss)	$1,166	$1,362

Investor Relations Contact

Robin Yang, Partner

ICR, LLC

Email: Investor_Relations@PerfectCorp.com

Phone: +1 (646) 880 9057

Category: Investor Relations